May 24, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hecla Mining Company Form 10-K For Fiscal Year Ended December 31, 2012 Filed February 25, 2013 File No. 001-08491

Dear Ms. Jenkins:

This letter responds to the comments contained in your letter dated May 14, 2013, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2012 of Hecla Mining Company (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management ’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

1.

We note that the sum of the average price realized per ounce/pound multiplied by the payable metal quantities sold for silver, gold, zinc and lead does not appear to agree to the reported total sales of products of $321,143. Please provide your calculations reconciling these amounts.

Response: Our revenue recognition policy summarized in N. Revenue Recognition and Smelter Accounts Receivable of Note 1: Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements states: “Sales and accounts receivable for concentrate shipments to smelters are recorded net of charges by the smelters for treatment, refining, smelting losses, and other charges negotiated by us with the smelters.” We elaborate on the smelter charges further in our note: “Costs charged by smelters include fixed treatment and refining costs per ton of concentrate, and also include price escalators which allow the smelters to participate in the increase of lead and zinc prices above a negotiated baseline.”

Ms. Tia L. Jenkins
May 24, 2013

For the year ended December 31, 2012, we incurred $48.1 million in smelter charges which are netted against gross revenues in Sales of products on our Consolidated Statements of Operations Comprehensive Income. The following is a calculation of gross revenues by metal and sales of products (gross revenues net of smelter charges) for the year ended December 31, 2012:

Metal	Payable Metal Sold	Realized Prices	Sales of products (in thousands)
	(1)	(2)	(1) X (2)
Gold (oz)	43,133	$1,687.00	$72,757
Silver (oz)	5,430,252	$32.11	174,379
Lead (tons)	15,733	$0.96	30,074
Zinc (tons)	50,895	$0.90	91,998
Gross revenues			369,208
Less: Smelter charges*			(48,065)
Sales of products			$321,143

* Smelter charges include treatment costs, refining costs, smelter losses, and price escalators.

2.

To enhance an investor’s understanding of your business, please provide us with, and confirm that you will include in future filings, the amount of revenues derived from sales of silver, gold, lead and zinc for each of the periods presented.

Response: Sales of products by metal for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	Sales of products by metal
	2012	2011	2010
Silver	$174,379	$286,637	$212,498
Gold	72,757	69,964	72,947
Lead	30,074	69,482	78,961
Zinc	91,998	107,585	121,280
Less: Smelter charges	(48,065)	(56,033)	(66,873)
Sales of products	$321,143	$477,634	$418,813

Ms. Tia L. Jenkins
May 24, 2013

As discussed in the response to Comment 1. above, sales of products are reported net of smelter charges, which include treatment costs, refining costs, smelter losses, and price escalators.

In future Forms 10-Q and 10-K, this information will be included for each period being presented in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, starting with the Form 10-Q for the quarter ended June 30, 2013.

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP), page 42

3.

We note you present the non-GAAP measure of cash cost per silver ounce of $2.70, computed by deducting by-product sales of gold, lead and zinc (“by-product credits”). We believe the offset of by-product credits to your production costs suggests you incurred no mining costs for silver, which in actuality is not the case. We believe the significance of by-product credits to your operations can be described textually in a manner that investors can understand without including the item as an adjustment in the computation of your non- GAAP measure. In future filings please modify your computation of this measure so as not to include the by-product credit. Please provide us with draft disclosures that you plan to include in future filings.

Response: The Company adheres to the cash costs standard endorsed by the Silver Institute (and previously, the Gold Institute), which encourages use of the standard within the silver mining industry. The standard is also universally accepted by the gold mining industry, and is widely used by both the analytical and investing communities as a common tool for measuring the operating costs of mines across a spectrum of differing geologic and metallurgical characteristics. It does not supplant the GAAP measure but instead provides an additional tool that is useful to the investing public. In addition, in the Greens Creek Segment and Lucky Friday Segment sections of Results of Operations of Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K, we disclose “we periodically review our revenues to ensure that reporting of primary products and by-products is appropriate.” Accordingly, we regularly revisit this approach to confirm its appropriateness. Further, inclusion of by-product credits in cost per ounce constitutes an industry-standard measure of our performance vis-à-vis our peer companies, as well as our own prior performance. Were we to eliminate by-product credits completely from the cash cost measure, we believe the result would be a lack of comparability between the non-GAAP measures of the Company and other primary silver producers. The standard can be found at http://www.silverinstitute.org/site/2011/06/16/silver-institute-endorses-production-cost-standard-for-silver-mining-companies/, and is also appended to this letter.

Ms. Tia L. Jenkins
May 24, 2013

In the Company’s Form 10-K for the year ended December 31, 2012, total by-product credits for each operation were depicted graphically in a manner that allows investors to understand the magnitude of such credits on pages 37 and 40. In response to the Staff’s comments, the Company proposes to expand its discussion of cost per ounce in future filings of Forms 10-K and 10-Q in Management’s Discussion and Analysis of Financial Condition and Results of Operations to explicitly focus investors on by-product credits and to provide a more fulsome discussion of the nature of such credits in the manner described below, using as an example Form 10-K for the year ended December 31, 2012:

Greens Creek Segment

The chart below illustrates the factors contributing to the variances in total cash costs per silver ounce for 2012 compared to 2011 and 2010:

As set forth above, cash cost per ounce in 2012 was $2.70 per ounce, consisting of $32.55 per ounce of cash operating costs and $29.85 per ounce of by-product credits. In 2011, cash cost per ounce was negative $1.29 per ounce due to the fact that by-product credits of $31.69 per ounce exceeded the per ounce cash operating costs of $30.40 per ounce. Similarly, in 2010, cash cost per ounce was negative $3.90, as by-product credits of $29.73 per ounce exceeded cash operating costs of $25.83 per ounce.

Ms. Tia L. Jenkins
May 24, 2013

Lucky Friday Segment

The chart below illustrates the factors contributing to the variances in total cash costs per silver ounce for 2011 and 2010:

As set forth above, cash cost per ounce in 2011 was $6.47 per ounce, consisting of $2.69 per ounce of cash operating costs and by-product credits of $16.22 per ounce. In 2010, cash cost per ounce was $3.76 per ounce, consisting of $19.48 per ounce in cash operating costs, partially offset by $15.72 per ounce in by-product credits.

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP)

The tables below present reconciliations between non-GAAP total cash costs to cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP) for our operations at the Greens Creek and Lucky Friday units for the years ended December 31, 2012, 2011 and 2010 (in thousands, except costs per ounce).

Ms. Tia L. Jenkins
May 24, 2013

Total cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes, net of by-product revenues earned from all metals other than the primary metal produced at each unit. Total cash costs provide management and investors an indication of net cash flow, after consideration of the realized price received for production sold. Management also uses this measurement for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. “Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a uniform standard for comparison purposes; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies.

As depicted graphically in The Greens Creek Segment and The Lucky Friday Segment sections above, by-product credits comprise an essential element of our unit cost structure. By-product credits constitute an important competitive distinction for our silver operations due to the polymetallic nature of their orebodies. Total by-product credits included in our presentation of cost per ounce include:

By-product value, all silver properties:
Zinc	$84,087	$109,708	$121,557
Gold	75,860	71,794	68,330
Lead	30,969	72,870	77,385
Total by-product credits	$190,916	$254,372	$267,272

By-product value per ounce of silver produced, all silver properties:
Zinc	$13.16	$11.57	$11.51
Gold	11.86	7.57	6.47
Lead	4.84	7.68	7.32
Total by-product credits	$29.86	$26.82	$25.30

Cost of sales and other direct production costs and depreciation, depletion and amortization, is the most comparable financial measure calculated in accordance with GAAP to total cash costs. The sum of the cost of sales and other direct production costs and depreciation, depletion and amortization for our operating units in the tables below is presented in our Consolidated Statement of Operations and Comprehensive Income (Loss).

Ms. Tia L. Jenkins
May 24, 2013

	Total, All Properties
	Year ended December 31,
	2012	2011	2010
Total cash costs	$17,262	$10,934	$(15,435)
Divided by silver ounces produced	6,394	9,483	10,566
Total cash cost per silver ounce produced	$2.70	$1.15	$(1.46)
Reconciliation to GAAP:
Total cash costs	$17,262	$10,934	$(15,435)
Depreciation, depletion and amortization	43,522	47,066	60,011
Treatment costs	(73,355)	(99,019)	(92,144)
By-product credits	190,916	254,372	267,272
Change in product inventory	(1,381)	(4,805)	3,660
Suspension-related costs [1]	—	4,135	—
Reclamation and other costs	663	(44)	630
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$177,627	$212,639	$223,994

4.	Please explain to us the nature of “treatment costs” and why they are included as an adjustment in the calculation of the cash cost non-GAAP measure.

Response: The amounts reported for “treatment costs” (also referred to as “smelter charges”) represent the estimated treatment and refining costs, smelter losses, and price escalators based on concentrates and doré produced in the periods presented and terms negotiated by us with the smelters and refiners. As further explained in the response to Comment 1. above, treatment costs are netted into Sales of products, and are therefore not included in Cost of sales and other direct production costs and depreciation, depletion and amortization, on our Consolidated Statements of Operations Comprehensive Income. However, treatment charges are included in the calculation of Total cash costs, and therefore are not an adjustment but rather a component of the cash cost non-GAAP measure. As such, treatment costs must be included as a reconciling item between Total cash costs and Cost of sales and other direct production costs and depreciation, depletion and amortization.

Note that the amounts reported for treatment costs in the Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP) differ from the amounts of smelter charges included in Sales of products, as discussed in the response to Comment 2. above. This is because amounts included in the calculation of Total cash costs, including treatment charges, are based on production activity, while smelter charges included in Sales of products are based on quantities of products sold during the periods presented.

Ms. Tia L. Jenkins
May 24, 2013

Financial Liquidity and Capital Resources

Cash used in investing activities, page 45

5.

We note your capital expenditures at the Lucky Friday mine included approximately $26.4 million for the rehabilitation of the Silver Shaft in 2012. Please reconcile the capitalization of these costs with your accounting policy, which states that maintenance and repairs on capitalized property, plant and equipment are charged to operations as incurred (page F-8). In your response, please provide a detailed discussion of activities capitalized during the rehabilitation of the Silver Shaft of Lucky Friday mine and quantify such amounts.

Response: Our capital policy in G. Properties, Plants and Equipment of Note 1: Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements states: “Expenditures incurred during the development and production stages for…major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, shaft sinking, lateral development, drift development, ramps and infrastructure developments.” Based upon our accounting research, we concluded that it was appropriate to capitalize costs to improve, alter, or rehabilitate primary development assets which appreciably extend the life, increase capacity, or improve the efficiency or safety of such assets. In contrast, costs related to rehabilitation of secondary development, or those related to rehabilitation of primary development which do not appreciably extend the life, increase capacity, or improve the efficiency or safety of the asset are expensed as incurred. We believe these outcomes are consistent with both our internal accounting policies and our disclosure of the same. To further clarify our accounting policy on capitalization, we will modify the following paragraph from G. Properties, Plants and Equipment of Note 1: Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements in future Forms 10-K, starting with the 10-K for the year ended December 31, 2013, as follows (modifications are underlined):

G. Properties, Plants and Equipment – Costs are capitalized when it has been determined an ore body can be economically developed.  The development stage begins at new projects when our management and/or Board of Directors makes the decision to bring a mine into commercial production, and ends when the production stage, or exploitation of reserves, begins.  Expenditures incurred during the development and production stages for new facilities or new assets that extend the useful lives of existing facilities and major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, shaft sinking, lateral development, drift development, ramps and infrastructure developments. Costs to improve, alter, or rehabilitate primary development assets which appreciably extend the life, increase capacity, or improve the efficiency or safety of such assets are also capitalized.

Ms. Tia L. Jenkins
May 24, 2013

The $26.4 million in costs incurred for work performed on the Silver Shaft at the Lucky Friday mine during 2012 were for improvement and rehabilitation of a primary development asset. The work included removal of built-up cementitious material from the concrete lining of the shaft, removal of unused utilities, construction of a water ring to prevent ice from forming in the winter, instillation of a metal brattice which separates the shaft into two compartments, rehabilitation of shaft steel, and installation of a new power cable. The following is a detail of the costs of the activities involved in the Silver Shaft project (in thousands of dollars):

Description	Amount
Contractor construction and rehabilitation	$ 8,118
Equipment purchases	6,865
Contractor fee and administration	6,385
Internal labor and other costs	3,541
Engineering	1,502
Total	$26,411

We believe that this work has improved the safety of the shaft, extended its life and functionality, and will also potentially facilitate improved capacity and efficiency, as the alterations would be required for installation of a proposed new auxiliary hoist in the currently-unused shaft compartment in the near future. The auxiliary hoist would be used to transport personnel and materials through the shaft, allowing the primary hoist to be dedicated to ore haulage, which would facilitate increased mine production. Because the above-described Silver Shaft work was for improvement and rehabilitation of a primary development asset, and the work has improved the safety of the asset and facilitates additional production and improved capacity and efficiency, the costs meet the criteria for capitalization.

All costs at the Lucky Friday during 2012 which did not meet the aforementioned criteria and which totaled approximately $25.3 million were recorded to expense as incurred and included in Lucky Friday suspension-related costs on our Consolidated Statements of Operations and Comprehensive Income.

Contractual Obligations and Contingent Liabilities and Commitments, page 46

Ms. Tia L. Jenkins
May 24, 2013

6.	Please tell us how you analyzed the requirements of Item 303(a)(5) of Regulation S-K with respect to your disclosure of pension funding for just one year.

Response: The statutory funding requirements for our defined benefit pension plans are determined based on the estimated funded status of the plans, considering the fair value of plan assets and the actuarial estimate of future benefit obligations under each plan. Based on these estimates as of December 31, 2012, we determined that payments to fund the plans of approximately $1 million would be required during the year ended December 31, 2013. Between December 31, 2012 and the filing of Form 10-K, there was ongoing consideration by management to amend the plan in an effort to reduce future cost and cash requirements. Accordingly, at the time of filing of the Form 10-K, it was deemed more likely than not that estimates of benefit obligations would not result in additional funding requirements in the periods of time described in Contractual Obligations and Contingent Liabilities and Commitments in response to Item 303(a)(5) of Regulation S-K. Subsequent to the filing of Form 10-K, an amendment was proposed and approved by the Company’s Board of Directors. The Company plans to disclose the amendment and its effects in its Form 10-Q for the period ended June 30, 2013.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 209-1258. Please contact Jim Sabala, the Company’s Senior Vice President and Chief Financial Officer, at (208) 209-1255 with regard to any accounting matters.

Very truly yours,

/s/ David C. Sienko

David C. Sienko

cc:           Blaise Rhodes

Jim Sabala

Silver Institute Endorses Production Cost Standard for Silver Mining Companies | The Sil... Page 1 of 5

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(Washington, D.C. – June 16, 2011) The Silver Institute has reviewed the Gold Institute's Production Cost Standard (Standard) to determine its use and adoption by the silver industry. Through the formation of a committee mostly comprised of Silver Institute member mining company Chief Financial Officers, the Standard, first introduced in 1996, and subsequently updated in 1999 and in 2002, has been modified to include two minor amendments. The amendments arise from U.S. and Canadian GAAP changes affecting how mining companies account for Stripping and Mine Development and the Reclamation and Mine Closure Costs since the adoption of the Standard by the Gold Institute. In discussions, it has been noted that International Financial Reporting Standards (IFRS) follow the same principles as Canadian and U.S. GAAP on these matters (UK, AUS follow IFRS, CANADA began following January 1, 2011, and the U.S. is discussing adopting the IFRS standards).

The Silver Institute endorses the modified Standard and encourages its use within the silver mining community. The following is a more detailed description of the accounting changes and amendments to the Standard:

Footnote Three: Stripping and mine development adjustments:

Stripping and mine development adjustments, which were typically calculated by reference to a life-of-mine (LOM) stripping ratio, are no longer permitted under Canadian or U.S. GAAP. In addition, an International Financial Reporting Interpretations Committee (IFRIC) Staff Paper would also inhibit companies from adopting the use of a LOM stripping ratio to calculate a deferred stripping adjustment under IFRS. Under U.S. GAAP, all stripping costs incurred during the production phase of a mine are treated as inventory production costs in the period in which the costs were incurred. Under Canadian GAAP and the proposed IFRS standard, stripping costs incurred during the production phase of a mine are treated as capital expenditures if they result in a future economic benefit; i.e., they provide access to ore reserves to be mined in a future period. Otherwise, these costs

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would be treated as current period production costs (similar to U.S. GAAP). Stripping costs that meet the criteria for capitalization are subsequently amortized on a units-of-production (UOP) basis over the ore reserves/resources that directly benefit from the stripping activity. Consequently, if the IFRS exposure draft is approved in its current form (or similar form), the stripping and mine development adjustment line in the Production Cost Standard is no longer relevant.

Footnote Nine: Reclamation and mine closure:

A new standard of accounting for reclamation and mine closure costs came into effect for U.S. GAAP in 2001, i.e., after the original Gold Institute's Production Cost Standard was first published. Since that time, both IFRS and Canadian GAAP have generally converged with U.S. GAAP in terms of the treatment of these costs for accounting purposes. The current accounting standards require the recording of an asset retirement liability equal to the present value of the future costs required to close and rehabilitate the mine based on the current disturbance and a corresponding asset retirement asset. This asset is then amortized over the expected economic life of the mine. Therefore, the impact of reclamation and mine closure costs are captured in either the depreciation or depletion/amortization lines and, consequently, it is no longer relevant to keep the "reclamation and mine closure" line in the Standard.

By noting that footnote 3 and 9 were removed (and maintaining the same footnote references) will distinguish there have been amendments to the original Standard, while providing easy identification of what was amended.

Gold Institute Revised Production Cost Standard	
	Per Ounce of Metal (1)
Direct mining expenses (2)	$XXX

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Third-party smelting, refining and transportation costs	XXX
By-product credits (4)	(XXX)
Other	XXX
Royalties (5)	XXX
Production taxes (6)	XXX
Total Cash Costs	XXX
Depreciation (7)	XXX
Depletion/amortization (8)	XXX
Total Production Costs	$XXX

Footnotes:

(1) Per ounce of metal produced or sold in accordance with each company's own reporting practices.

(2) Direct mining expenses include all expenditures incurred at the site, including inventory changes, site specific corporate charges (e.g. insurance, computer services, data processing (timesharing, batch processing), software development and consulting services, (see service bureau, SaaS and ASP., etc.) and in-mine drilling expenditures that are production related (e.g. in-fill drilling, grade control, etc.). Exploration expenditures are not included in direct mining expenses.

In case of a joint venture or partnership, management or overhead fees charged by that operation's operator, that are in addition to site-specific corporate charges, should be included in each company's mine-site cash expenditures.

(3) – Removed

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(4) Information with respect to by-product credits, on an operation-by-operation basis, should be disclosed in each company's external reporting documents.

(5) Information with respect to royalties, on an operation-by-operation basis, should be disclosed in each company's external reporting documents.

(6) Taxes that are considered to be income taxes, such as the Ontario and British Columbia provincial mining taxes, should not be included in production cost calculations.

(7) Treatment of capital lease payments should follow the normal accounting practice of being excluded from cash costs but included in noncash costs as part depreciation expense.

(8) Additional footnotes may be required to disclose what amounts have been included or excluded in the calculations.

(9) – Removed

Following its release in 1996, the Standard was widely adopted throughout the global gold industry, and regulatory bodies such as the Toronto Stock Exchange and the Ontario Stock Commission recommended its use by listed companies. The success of its wide acceptance was due to its disclosure-based philosophy. While the Gold Institute ceased operations at the end of 2002, the Standard remains in use today by many mineral producers.

The Silver Institute is a nonprofit international industry association headquartered in Washington, D.C. Established in 1971, the Institute serves as the industry's voice in increasing public understanding of the value and many uses of silver.

For Further Information Contact:

Mike DiRienzo

The Silver Institute

888 16th Street, N.W., Suite 303

Washington, D.C. 20006

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Tel: (202) 835-0185

Fax: (202) 835-0155

Dan Dickson

Chief Financial Officer

Endeavour Silver Corp.

Tel: (410) 685-9775

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